Exhibit 99.2

Operational data

Exploration and production

Proved reserves as of 31 December, 2003 (SEC definition)

				Hydro's share
			Hydro	Total	Oil/NGL	Gas	Gas	Prod.
Field	Block	Operator	%-interest	mill.boe	mill.boe	bill.cf	bill.Sm3	start up

Troll	31/2, 31/3, 31/5, 31/6	Hydro/ Statoil	9.78	534	62	2,739	77.4	1995 1996
Oseberg fields	30/6, 30/9	Hydro	34.00	355	127	1,261	35.6	1988
Grane	25/11	Hydro	38.00	200	200	0	0.0	2003
Åsgard	6407/2, 6506/11,12, 6507/11	Statoil	9.60	153	65	496	14.0	1999
Snorre fields	34/4, 34/7, 33/9	Statoil	5.98-17.65	133	123	46	1.3	1992
Snøhvit	7120/6,7,8,9, 7121/4,5,7	Statoil	10.00	71	10	338	9.5	2005
Ekofisk fields	2/4, 2/5, 2/7	ConocoPhillips	5.81-6.65	87	74	70	2.0	1971
Visund	34/8, 34/7	Statoil	20.30	83	35	274	7.8	1999
Sleipner fields	15/6, 15/9, 16/7	Statoil	8.85-10.00	55	15	223	6.3	1993
Kvitebjørn	34/11	Statoil	15.00	49	13	191	5.4	2004
Kristin	6406/2, 6506/11	Statoil	12.00	36	22	83	2.3	2005
Gullfaks fields	34/10, 33/12	Statoil	9.00	36	24	67	1.9	1986
Fram Vest	35/11	Hydro	25.00	22	18	22	0.6	2003
Tune	30/8, 30/5, 30/6	Hydro	40.00	22	3	102	2.9	2002
Mikkel	6407/5,6	Statoil	10.00	21	9	67	1.9	2003
Norne	6608/10, 6508/1	Statoil	8.10	16	12	24	0.7	1997
Byggve/Skirne	25/5	Total	10.00	4	1	16	0.5	2004
Vale	25/4	Hydro	28.53	4	1	18	0.5	2002
Njord	6407/7,10	Hydro	20.00	4	4	0	0.0	1997
Brage	31/4, 30/6, 31/7	Hydro	20.00	2	2	0	0.0	1993
Frigg	25/1	Total	19.99	1	0	4	0.1	1977
Ormen Lange	6304/9 6305/1,2,4,5,7,8	Hydro/Shell**	18.07	234	14	1,239	35.0	2007
Oseberg Vestflanken	30/6, 30/9	Hydro	34.00	12	5	37	1.1	2005

Total Norway				2,134	839	7,317	206.8

Dalia***	Block 17, Angola	Total	10.00	35	35	0	0.0	2006
Girassol***	Block 17, Angola	Total	10.00	27	27	0	0.0	2001
Terra Nova	Grand Banks, Canada	Petro-Canada	15.00	26	26	0	0.0	2002
Kharyaga***	Timan Pechora, Russia	Total	40.00	23	23	0	0.0	1999
Hibernia	Grand Banks, Canada	HMDC*	5.00	15	15	0	0.0	1997
Mabruk***	Sirte Basin, Libya	Total	25.00	12	12	0	0.0	1995
Murzuq***	Sirte Basin, Libya	Repsol	8.00	10	10	0	0.0	2003
Jasmim***	Block 17, Angola	Total	10.00	6	6	0	0.0	2003

Total International				154	154	0	0.0

Total				2,288	993	7,317	206.8

*	HMDC : Hibernia Management Development Company.
**	Hydro is operator for the field development. Shell is operator for the field operation.
***	Fields with production sharing agreements (PSA).

99.2-1

Exploration and production

2003 Production of oil and gas

					Hydro's share
		Hydro	Total	Oil/NGL	Gas	Gas	Remaining	Licence
Field	Operator	%-interest	mill.boe	mill.boe	bill.cf	bill.Sm3	Prod. period	Period

Oseberg fields	Hydro	34.00	42	38	22	0.6	2013-2020	2031
Troll	Hydro/Statoil	9.78	29	14	91	2.6	2030	2030
Snorre fields	Statoil	5.98-17.65	25	24	5	0.1	2013-2020	2009-2024
Åsgard	Statoil	9.60	15	9	33	0.9	2025	2027
Sleipner fields	Statoil	8.85-10.00	13	4	46	1.3	2005-2014	2014-2018
Tune	Hydro	40.00	11	3	45	1.3	2009	2032
Ekofisk fields	ConocoPhillips	5.81-6.65	10	9	8	0.2	2018-2021	2028
Gullfaks fields	Statoil	9.00	10	8	10	0.3	2010	2009-2016
Norne	Statoil	8.10	5	4	2	0.1	2013	2026
Brage	Hydro	20.00**	3	3	1	0.0	2006	2015-2017
Visund	Statoil	20.30	2	2	0	0.0	2022	2023
Njord	Hydro	20.00**	2	2	0	0.0	2007	2021-2023
Grane	Hydro	38.00	2	2	0	0.0	2023	2030
Frigg	Total	19.99	1	0	8	0.2	2004	2015
Fram Vest	Hydro	25.00	1	1	0	0.0	2014	2024
Mikkel	Statoil	10.00	1	0	2	0.1	2021	2020-2022
Other fields (Vale and Heimdal)	Norsk Hydro		1	0	2	0.1	2005-2008	2021

Total Norway			173	123	275	7.8

Terra Nova	Petro-Canada	15.00	7	7	0	0.0	2016	2093
Girassol	Total	10.00	7	7	0	0.0	2018	2027
Hibernia	HMDC*	5.00	4	4	0	0.0	2015	2085
Kharyaga	Total	40.00	2	2	0	0.0	2031	2031
Mabruk	Total	25.00	1	1	0	0.0	2028	2028
Other fields (Jasmim and Murzuq)	Total/Repsol		0	0	0	0.0	2016-2022	2027-2028

Total International			21	21	0	0.0

Total			***194	144	275	7.8

*	HMDC: Hibernia Management Development Company
**	1st of February 2003 Hydro sold shares to OER Oil AS. In the Brage field Hydro’s share was reduced from 24.44 percent to 20.00 percent in Brage Unit and reduced from 23.20 percent to 20.00 percent in the Brage Sognefjord. In the Njord field Hydro’s share was reduced from 22.50 percent to 20.00 percent.
***	Total daily production in 2003 is 530,000 boe/day

99.2-2

Operational data

Energy

	2003	2002	2001

Total power available (Terrawatt hours TWh)	21.3	19.4	20.4
From own power stations	7.3	10.1	9.6
Lease production	0.2	0.2	0.2
Average spot price NOK/kWh	0.291	0.201	0.187

Oil trading and refining (thousand tonnes):
Crude oil/NGL	18,560	19,068	17,507
Oil products	2,808	2,326	2,912

Oil trading	21,368	21,394	20,419

Gasoline	797	660	841
Medium destillates	766	796	897
Heavy fuel oil	502	550	440
Other	77	36	66

Refining	2,142	2,042	2,244

Oil Marketing

Marketing (Sales 1.000 m3)1)	2003	2002	2001

Gasoline	1,435	1,476	1,500
Gasoil	2,109	2,074	2,084

Market share 20021)	Sweden	Denmark	Norway
Gasoline	9.9%	16.8%	20.2%
Gasoil	14.3%	17.5%	16.0%

1)	Includes 100 percent of Hydro Texaco

Aluminium

Tonnes	2003	2002	2001

Production of alumina	1,502,000	1,272,000	1,002,000
Production of primary aluminium:
Karmøy	271,000	273,000	272,000
Årdal	215,000	206,000	206,000
Rheinwerk	221,000	173,000
Sunndal	210,000	153,000	156,000
Kurri-Kurri	156,000	122,000
Høyanger	74,000	73,000	71,000
Søral (Hydro’s ownership interest 49.9 percent)	79,000	67,000	62,000
Elbewerk	69,000	48,000
Other	178,000	138,000	18,000

Total	1,473,000	1,253,000	785,000

Remelting	1,597,000	1,342,000	425,000

Semi-fabricating:
Extruded products	569,000	556,000	476,000
Rolled products	893,000	693,000	133,000
Wire rod and other	80,000	75,000	60,000

Primary aluminium London Metal Exchange 3-month price USD/tonne (avg.)	1,428	1,365	1,454

99.2-3

Magnesium

Tonnes	2003	2002	2001

Production. remelting and recycling of primary magnesium	92,000	87,000	108,000

Agri

Thousand tonnes	2003	2002	2001

Consumption of raw materials
Rock phosphate	1,300	1,100	1,200
Potassium	950	860	830
Oil and gas (million toe)	4.0	3.5	3.6
Production of ammonia (NH3)
Hydro’s own production	4,100	4,050	3,950
Hydro’s share of non-consolidated investees’ production	850	850	840
Production of fertilizer
Hydro’s own production	11,700	11,100	11,400
Hydro’s share of non-consolidated investees’ production	600	1,150	1,250
Sales including third-party products1)	22,200	22,200	20,900
Europe	11,500	11,100	11,100
Outside Europe	10,700	11,100	9,800
Fertilizer prices - average monthly quotations	2003	2002	2001
CAN - cif Germany USD/tonne	146	111	119
Urea - fob Middle East USD/tonne	148	109	109
NH3 - fob Caribbean USD/tonne	203	110	137

1)	Sales volume includes fertilizer products and nitrogen products for technical use.

Petrochemicals

Production in tonnes	2003	2002	2001

Base products:
VCM	575,000	540,000	591,000
Caustic Soda	281,000	262,000	279,000
PVC	588,000	528,000	537,000
S-PVC	507,000	458,000	465,000
P-PVC	81,000	70,000	72,000
PVC-Compounds	129,000	128,000	143,000
Average prices Western Europe:
Ethylene - EUR/tonne delivered	522	518	616
VCM - Spot Export FOB USD/tonne	452	451	345
S-PVC - EUR/tonne delivered	683	714	656

Source: ICIS-LOR

99.2-4